Neovasc Tiara™ Progress Highlighted at PCR London Valves 2019

VANCOUVER, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced that its transfemoral trans-septal ("TF/TS") Tiara™ ("Tiara") System was featured today in a tutorial session at the PCR London Valves 2019 meeting, which is taking place November 17-19 in London.

Anson Cheung, MD, Clinical Professor of Surgery and Director of Cardiac Transplant of British Columbia, and Principal Investigator for the Tiara Early Feasibility Study at St. Paul's Hospital, Vancouver, BC, provided an update on the Tiara program as part of "Rapid fire - Latest updates from the world of TMVR," a session focusing on early clinical outcomes of patients undergoing transcatheter mitral valve replacement and potential future device solutions.

The TF/TS Tiara system builds on the continuing success of the transapical ("TA") Tiara system. Outcome data was presented on 71 of the 80 high surgical risk patients who have been treated with TA Tiara in either the TIARA-I Early Feasibility Clinical Study, Compassionate Use cases, or the TIARA-II CE Mark Clinical Study. The data included the 30-day survival rate for patients implanted with TA Tiara of 89%, with one patient now having survived over five and a half years post implant. The procedural success rate was 94%, with 0% procedural mortality reported. Resolution of mitral regurgitation ("MR") was observed in a majority of cases, with MR being none to trace in 88% of patients at discharge.

"The results to date from our TA Tiara program have been very encouraging, and this clinical experience is also extremely valuable as we continue to move the TF/TS Tiara development program forward," explained Fred Colen, President and Chief Executive Officer of Neovasc. "The TF/TS Tiara system features a new, lower-profile implant and the potential of a less invasive delivery of the device through a vein in the groin, allowing interventional cardiologists to perform the procedure. We are benefitting from a real understanding of the anatomical and technical challenges as we seek to develop TF/TS Tiara for the U.S. market."

About the TF/TS Tiara System

The TF/TS Tiara development program is based on a concept that allows for a very controlled and predictable implantation procedure similar to Neovasc's TA Tiara program. Through numerous evaluations with in-vitro test methods, including system trackability, deployment accuracy, and hydrodynamic assessment, as well as acute animal trials, the Neovasc team has narrowed the TF/TS Tiara system down to a system design concept that shows strong potential. The Company is currently executing on experimental design studies for the TF/TS Tiara system, in order to optimize the final design. The Company intends to reach a design freeze by the end of 2019, and expects to initiate a clinical feasibility study in late 2020.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc  Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 US patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, beliefs and expectations as to the potential of the TF/TS Tiara system to provide less invasive delivery, the strong potential of the TF/TS Tiara system design, the intention to reach a design freeze by the end of 2019, expectations as to initiating a clinical feasibility study in late 2020 and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

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Sean.Leous@icrinc.com